[Pantry Letterhead]

April 14, 2006

Via EDGAR and Facsimile (202-772-9203)

George F. Ohsiek, Jr.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0306

Re:	The Pantry, Inc.

Form 10-K for Fiscal Year Ended September 29, 2005

Form 10-Q for Fiscal Quarter Ended December 29, 2005

Filed December 13, 2005 and February 7, 2006

File No. 0-25813

Dear Mr. Ohsiek:

This letter responds to your comment letter of March 9, 2006 regarding the above-referenced filings made by The Pantry, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes each comment from your letter in bold with the Company’s response set forth immediately below.

1.

Reference is made to your disclosures surrounding the three contemporaneous transactions whereby you issued $150 million of convertible notes and then entered into related convertible note hedge and warrant transactions. We understand that the convertible note hedge and warrant transactions had the effect of adjusting the conversion terms in the convertible notes. We also understand that the counterparty to the convertible note hedge and warrant transactions is the same counterparty that holds the majority of the convertible notes, thus it would appear that the net economic result of the three transactions could have been achieved as part of the convertible note issuance. Accordingly, please tell us the substantive business purpose for structuring the three transactions separately the way you did. Also tell us in detail why you believe the accounting you have employed for the three transactions reflects the economic substance of the three contemporaneous transactions. In this regard, had the overall economic result of the three transactions been structured as part of the convertible note issuance, it appears to us that the result would have been to treat the net payment under the convertible note hedge and warrant transactions as a discount on the debt issuance. We are unclear as to why structuring the transactions separately should result in a completely different accounting result. In responding to our comment, please explain to us whether each of the three instruments is legally detached and separately exercisable. Also refer to paragraphs 2, 3, 7, and 8 and footnote 1 of

George F. Ohsiek, Jr.

April 14, 2006

EITF 00-19 and tell us your consideration as to whether applying the model in EITF 00-19 separately to each the embedded conversion feature, the convertible note hedge, and the warrant transaction is reasonable under the circumstances. We may have further comment.

Background – Historically, the Company’s growth strategy has included the pursuit of selective acquisition opportunities. It has been the Company’s general practice (and the preference of most sellers in the convenience store industry) to use cash as the consideration for acquired assets. As a result, the availability of cash has always been vital to the Company’s growth strategy. This need for cash is, in part, the reason why the Company has historically been highly leveraged when compared with its peers, with total indebtedness as of March 30, 2006 of approximately $813 million, representing a debt to total capitalization ratio of 75%. As a result, the Company is always looking for ways to optimize its capital structure between secured debt, subordinated debt and equity, optimize its return on equity and reduce its debt payment obligations (e.g., through lower interest rates or interest only payments), while preserving cash for potential acquisition opportunities.

In mid-2005, the Company engaged in discussions with its investment bankers regarding financing alternatives to enhance its borrowing flexibility and reduce debt payment obligations by replacing senior debt with subordinated debt, while at the same time preserving cash. The Company learned that the current market for nonconvertible subordinated debt was uncertain, but the market for convertible subordinated debt was favorable, with expected interest rates that were lower than those on the Company’s existing senior debt (credit facility). The Company decided to explore a strategy of issuing both nonconvertible and convertible subordinated debt instruments with lower blended cash interest obligations, as a replacement for outstanding balances on senior debt with higher cash interest obligations, which would increase cash flow and enhance its borrowing flexibility.

The Company has outstanding $250.0 million in aggregate principal amount of its (nonconvertible) 7.75% senior subordinated notes due 2014 (the “7.75% Notes”). Consideration was given to adding on to that issue given the market’s familiarity with the instrument. An issuance of additional 7.75% Notes would permit the Company to replace senior debt with nonconvertible subordinated debt, while preserving existing cash in the near term by replacing principal and interest payments with interest only payments.

Given the recent strength of the Company’s financial results, as reflected in the recent performance of its common stock, the Company also believed that a convertible instrument would likely be attractive to potential investors, and would provide a lower effective cash interest rate as compared to nonconvertible debt instruments. The conversion feature would provide the Company an opportunity to leverage the strength of its common stock and minimize dilution to its stockholders as compared to a straight equity offering.

George F. Ohsiek, Jr.

April 14, 2006

Despite the advantages of issuing convertible debt, management was concerned about stockholder reaction to the potentially dilutive effect of convertible notes. In order to attract investors, the Company would need to set the initial conversion premium at a level that made conversion a realistic possibility during the term of the instrument. A review of comparable convertible debt transactions completed during 2005 revealed that the range of marketable conversion premiums was between 10% and 37.5%. Based on discussions with its investment advisors, the Company believed that an appropriate range of conversion premium for an offering by the Company would be between 25% and 35%. Given the recent performance of the Company’s common stock, that range would make share dilution a very real possibility during the term of the instrument, and although the proposed terms of the convertible notes would permit the Company the right to settle the entire conversion with cash (the principal amount would be required to be settled in cash in all circumstances), such an election would be counter to the Company’s goal of preserving cash for use in pursuing growth opportunities.

The Company considered balancing the cash savings with the potential share dilution by issuing a convertible instrument similar to Instrument C in Emerging Issues Task Force (“EITF”) Issue No. 90-19, Convertible Bonds with Issuer Option to Settle for Cash upon Conversion (“EITF 90-19”), and simultaneously hedging the share exposure from the excess conversion value (as defined below under “Legal Separation of Three Instruments—Convertible Notes”) – a common method to mitigate the dilutive effect of the conversion of convertible notes. Under a note hedge, with limited exceptions, each time a holder converts a convertible note, the counterparty to the note hedge is obligated to deliver an equal number of shares to the issuer (based on the excess conversion value). Alternatively, the issuer would have the option of settling with the counterparty on a net cash basis, or a combination of net cash or net shares, depending on how the issuer elects to satisfy the excess conversion value to the third party investor in the convertible notes. Thus, the note hedge counterparty essentially becomes obligated to deliver shares or cash (at the issuer’s option) upon the conversion of convertible notes, regardless of the price of the shares at the time of conversion. As a result, the issuance of shares upon conversion of the convertible notes is designed to be a “non-event” for the issuer, with no dilution for its existing stockholders.

Although the cost of a note hedge is generally deductible for tax purposes, the possibility that the Company’s share price may increase substantially amplifies the risk to the note hedge counterparty, which can result in an uneconomically high premium paid for the note hedge. In the Company’s case, the volatility of its stock and the duration of the hedge caused the premium for the note hedge to be higher than management was prepared to spend. The primary benefit of the note hedge, eliminating potential dilution to the Company’s existing stockholders, needed to be weighed against one of the main goals of the financing, to preserve cash for use in growth opportunities.

One way to reduce the cost of the note hedge is to reduce the risk to the counterparty by selling warrants to the counterparty with a higher strike price than the conversion price of the convertible notes. The sale of a warrant to purchase the issuer’s stock mitigates the counterparty’s risk of greatly increased stock prices under the note hedge. In effect, by selling a warrant to the note hedge counterparty, the issuer is able to further leverage its strong common stock and achieve a reduction in the net cost of the note hedge.

George F. Ohsiek, Jr.

April 14, 2006

Although the sale of a warrant raises again the issue of potential share dilution, the aggregate number of the issuer’s outstanding shares will increase only to the extent the warrant is exercised. Since the warrant exercise price is much higher than the conversion premium of the convertible notes, potential dilution is less likely through issuance of the warrant than it would be through issuance of convertible notes absent any hedging strategy. In addition, the warrant is exercisable at only one time – November 2012 in the Company’s case – whereas, the convertible notes are eligible for conversion from time to time on the occurrence of specified conversion contingencies during the term of the convertible notes, so the dilution risk under the warrant is circumscribed by time as well as by the higher required exercise price.

As with the note hedge, the potential for the share price to increase substantially resulted in a relatively higher premium received for the warrant, thus offsetting a significant portion of the premium paid for the note hedge.

Thus, the combined effect of the note hedge and the warrant is to (i) lower the cost of the hedge thereby preserving cash and (ii) effectively increase the stock price at which the Company would be required to issue shares on conversion of the convertible notes (in the Company’s case, from 27.5% up to approximately 60%, based on the closing price of the Company’s common stock on November 16, 2005 – $39.29 per share) thereby resulting in less potential share dilution.

The Company initially decided to pursue both an additional issuance of (nonconvertible) 7.75% Notes and an issuance of convertible notes (with separate note hedge and warrant transactions). However, by the time the Company was prepared to go to market with its offerings, the market for the additional 7.75% Notes had become more volatile. Rather than risk that an additional offering of 7.75% Notes would not be received favorably by the market or that the uncertain market conditions would result in the pricing of such an issue at a discount, the Company decided to forgo the issuance of additional 7.75% Notes in favor of a larger offering of convertible notes, the market for which remained strong.

Net Economic Effect Could Not Have Been Achieved as Part of a Single Convertible Note Issuance – The Company does not believe it could have met its goals of balancing stockholder dilution concerns and minimizing cash interest obligations with a traditional convertible note offering without separate hedging strategies.

The Company determined that a traditional convertible note offering with a conversion premium between 25% and 35% would provide the Company a pre-tax equivalent yield equal to approximately 3%. As noted above, given the recent performance of the Company’s common stock, that range would make share dilution a very real possibility

George F. Ohsiek, Jr.

April 14, 2006

during the term of the instrument. By entering into separate note hedge and warrant transactions, the Company was able to increase the effective conversion premium to a more acceptable 60% at an acceptable cost (an increase in its total pre-tax equivalent yield from approximately 3% to approximately 3.84%). Thus, the strategy employed met both of the Company’s objectives at an economical cost. Based on discussions with its investment bankers, the Company believes that an offering of a traditional convertible note with a 60% conversion premium (i.e., consummating the offering in a single transaction) would have been outside market acceptable terms at the time of the offering, thus limiting or eliminating potential buyers and, if such a transaction were possible, driving the interest rate higher than a pre-tax equivalent yield of approximately 3.84% (and possibly resulting in higher transaction costs as well). Additionally, an offering of nonconvertible subordinated debt, while not dilutive to stockholders, would have resulted in a much higher interest rate.

Finally, contrary to the statement in comment #1 above, the counterparty to the note hedge and warrant transactions, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “ML Affiliate”), is not the same party that holds the majority of the convertible notes. Pursuant to the Purchase Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Wachovia Capital Markets, LLC (“Wachovia”) dated November 16, 20051, Merrill Lynch initially purchased approximately 65% of the aggregate principal amount of the convertible notes and Wachovia initially purchased approximately 35% of the aggregate principal amount of the convertible notes. However, prior to the settlement date, each of Merrill Lynch and Wachovia resold its convertible notes to institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended. As such, the ultimate investors in the convertible notes at the settlement date were unrelated third party investors (generally institutional investors, whose strategy consists of investing in convertible notes and other like securities).

The Company’s Current Report on Form 8-K filed with the Commission on November 22, 2005 made clear that the counterparty to the note hedge and warrant transactions is not the same party that holds the convertible notes, however we recognize that the disclosure relating to the convertible note offering contained in the above-referenced filings that are the subject of this letter did not focus on this point. As a result, we will revise the disclosure in the Company’s future filings with the Commission to ensure that it is clear that the counterparty to the note hedge and warrant transactions is not the same party that holds the convertible notes.

Legal Separation of Three Instruments

Convertible Notes – The convertible notes were issued pursuant to an indenture with Wachovia Bank, National Association, as trustee (the “Indenture”)2. The convertible notes bear interest at the rate of 3% per year, payable semiannually and mature on November 15, 2012.

[1]	A copy of the Purchase Agreement was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on November 22, 2005.
[2]	A copy of the Indenture was filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the Commission on November 22, 2005. The terms of the convertible notes described herein are summarized from the Indenture.

George F. Ohsiek, Jr.

April 14, 2006

Holders may convert their convertible notes into cash and shares of common stock, if any, at a conversion rate of 19.9622 shares per $1,000 principal amount, subject to adjustment upon certain events, under the following circumstances: (i) during specified periods, if the price of the common stock reaches, or the trading price of the convertible notes falls below, specified thresholds described in the Indenture; (ii) if the Company makes certain specified distributions to holders of its common stock; (iii) upon the occurrence of a fundamental change or certain other corporate events; or (iv) during the six months prior to, but not on, the maturity date.

Upon conversion, a holder will receive, in lieu of common stock, an amount in cash equal to the lesser of (i) the principal amount of the convertible note, or (ii) the conversion value, determined in the manner set forth in the Indenture. If the conversion value exceeds the principal amount of the convertible note on the conversion date (the “excess conversion value”), the Company will also deliver, at its election, cash or shares or a combination thereof equal to the excess conversion value. If a holder elects to convert its convertible notes in connection with certain events that constitute a change of control, the holder may be entitled to receive additional change of control shares.

Upon specified fundamental change events, holders will have the option to require the Company to purchase for cash all or any portion of the convertible notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the purchase date.

If an event of default (as defined in the Indenture) on the convertible notes occurs, the principal amount, and accrued and unpaid interest may be declared immediately due and payable. These amounts automatically become due and payable in the case of certain types of bankruptcy or insolvency events of default involving the Company. An event of default also includes the failure of the Company to satisfy obligations with respect to any excess conversion value upon a conversion by an investor, notwithstanding any rights or obligations of the Company with respect to the note hedge and warrant transactions.

The convertible notes contain terms and conditions that are specific and distinguishable from the terms of either the note hedge or the warrant, each of which is described below. The convertible notes trade separately, initially on the PORTAL system, and after the recent filing of a registration statement covering resale of the convertible notes and shares of common stock underlying the convertible notes, on the open market. In fact, on the settlement date of the convertible notes transaction, the convertible notes were held by 42 different institutional investors, with holdings ranging from $500,000 in principal amount to $25,000,000 in principal amount.

As described below, the note hedge and warrant are separate and legally distinct instruments that bind the Company and the ML Affiliate and have no binding effect on holders of the convertible notes.

George F. Ohsiek, Jr.

April 14, 2006

Note Hedge3 – The note hedge was entered into with the ML Affiliate in connection with the issuance of the convertible notes; however, the note hedge is a separate and legally distinct instrument. Under the note hedge, upon a third party investor’s conversion of convertible notes pursuant to their terms, the ML Affiliate is required to deliver to the Company the number of shares of the Company’s common stock that the Company is obligated to deliver to the third party holders of the convertible notes with respect to the excess conversion value, calculated exclusive of shares deliverable by the Company by reason of any election by the Company to increase the conversion rate pursuant to the Indenture or by reason of the delivery of additional change of control shares. Computations under the note hedge are based on the averaging of closing values of the applicable exchange for the ten trading days prior to the date of determination. The note hedge expires at the close of trading on November 15, 2012, which is the maturity date of the convertible notes, although the ML Affiliate will have ongoing obligations with respect to convertible notes properly converted on or prior to that date of which the ML Affiliate has been timely notified.

The terms of the note hedge permit the Company to elect to settle with the ML Affiliate on a net cash or net share basis (or a combination thereof), by having the ML Affiliate deliver cash or shares (or a combination thereof) equal to the excess conversion value upon the occurrence of any conversion event during the term. If the Company elects net cash settlement of the entire excess conversion value, the ML Affiliate pays the Company an amount equal to value of the number of shares to be issued on conversion of the convertible notes calculated as the difference between the current market price of the underlying shares and the conversion price of the convertible notes. If the Company elects net share settlement of the excess conversion value, the ML Affiliate delivers to the Company the number of shares equal to the quotient of the amount required for the ML Affiliate to settle on a net basis in cash divided by the current market price of the underlying shares. If the Company elects to receive net shares from the ML Affiliate, the economic effect for the Company is similar to redeeming the principal amount of the convertible notes for cash.

Although the timing of exercise of the note hedge is related to conversion of the convertible notes:

[3]	All discussions of the note hedge in this letter are summarized from the two Note Hedge Confirmations with the ML Affiliate dated November 16 and November 21, 2005, respectively, and filed as Exhibits 10.3 and 10.4, respectively, to the Company’s Current Report on Form 8-K filed with the Commission November 22, 2005 (collectively, the “Note Hedge Confirmation”). There are two Note Hedge Confirmations– one with respect to $135,000,000 of convertible notes and a second with respect to $15,000,000 of convertible notes. As the two Note Hedge Confirmations contain identical provisions (other than the notional amounts and related premiums), for simplicity, the two Note Hedge Confirmations are referred to collectively in this letter as one instrument.

George F. Ohsiek, Jr.

April 14, 2006

•	the note hedge is documented in separate confirmations that can be traded or assigned (with the consent of the counterparty) without regard to the convertible notes;

•	there is no cross default between the note hedge and either the convertible notes or the warrant;

•	the ML Affiliate is not otherwise affiliated with the convertible notes or the holders of convertible notes;

•	to the Company’s knowledge, neither Merrill Lynch nor the ML Affiliate owns any convertible notes;

•	as such, the Company’s obligations under the convertible notes are in no way contingent on receipt of net cash or shares from the ML Affiliate, and

•	as such, the Company bears the credit risk associated with the contractual arrangement with the ML Affiliate;

•	the exercise of the note hedge is not related to or dependent in any way on the exercise of the warrant;

•	while the warrant can only be exercised at the end of its term, the note hedge is exercisable upon conversion events that occur with respect to the convertible notes during the term of the convertible notes; and

•	in bankruptcy, there is no setoff of obligations under the note hedge against obligations under the convertible notes or the warrant.

Warrant4 – The warrant was entered into with the ML Affiliate in connection with the convertible notes and the note hedge; however, the warrant is a separate and legally distinct instrument. Under the warrant, the Company will be required to issue up to 2,993,000 shares of its common stock on November 15, 2012 upon notice of exercise by the ML Affiliate. The exercise price is $62.86 per share, which represents a 60% premium over the closing price of the Company’s shares of common stock on November 16, 2005. If the ML Affiliate exercises the

[4]

All discussions of the warrant in this letter are summarized from the two Warrant Confirmations with the ML Affiliate dated November 16 and November 21, 2005, respectively, and filed as Exhibits 10.5 and 10.6, respectively, to the Company’s Current Report on Form 8-K filed with the Commission November 22, 2005 (collectively, the “Warrant Confirmation”). There are two Warrant Confirmations– one with respect to $135,000,000 of warrants and a second with respect to $15,000,000 of warrants. As the two Warrant Confirmations contain identical provisions (other than the notional amounts and related premiums), for simplicity, the two Warrant Confirmations are referred to collectively in this letter as one instrument.

George F. Ohsiek, Jr.

April 14, 2006

warrant, the Company will have the option to settle in net cash or net shares based on the excess of the price of the Company’s shares on that date over the initially established exercise price. The warrant caps the Company’s risk by establishing a maximum deliverable share amount, beyond which the counterparty will receive no further shares.

The exercise of the warrant is not dependent on, or related to, conversion of the convertible notes or exercise of the note hedge. In fact, ML Affiliate can elect to exercise only on November 15, 2012 regardless of the market price of the Company’s common stock at times when convertible notes were converted by the third party convertible note investors and regardless of whether any convertible notes are actually ever converted by the third party convertible note investors. In addition:

•	there is no early exercise option for the warrant;

•	there is no cross default between the warrant and either the convertible notes or the note hedge;

•	valuation under the warrant is based on averaging of closing prices for the fifteen business days prior to the expiration date;

•	the warrant is documented in separate confirmations that can be traded or assigned (with the consent of the counterparty) without regard to either the convertible notes or the note hedge; and

•	as noted above, in bankruptcy, there is no setoff of obligations under the warrant against obligations under the note hedge.

Reasonableness of Applying the Model in EITF 00-19 Separately to Each Transaction

The convertible notes meet the definition of Instrument C in EITF 90-19. Upon conversion, the Company must satisfy the principal amount of the obligation in cash and may satisfy the excess conversion value in either cash or stock, or a combination thereof. For the reasons described in the response to comment #2, under EITF 90-19, EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”) and EITF Issue No. 01-6, The Meaning of “Indexed to a Company’s Own Stock” (“EITF 01-6”), the embedded equity conversion option is not permitted to be separately accounted for as a derivative (i.e., the hybrid convertible instrument is treated as a single instrument for accounting purposes).

In comment #1 above, you have asked the Company to refer to paragraphs 2, 3, 7, and 8 and footnote 1 of EITF 00-19 and explain the Company’s consideration as to whether applying the model in EITF 00-19 separately to each the embedded conversion feature, the note hedge, and the warrant transaction is reasonable under the circumstances. The following sets forth the Company’s explanation, as requested:

George F. Ohsiek, Jr.

April 14, 2006

Paragraph 2 – According to Paragraph 2, a freestanding contract is entered into separate and apart from any of the company’s other financial instruments or equity transactions, or it is entered into in conjunction with some other transaction and is legally detachable and separately exercisable. Although each of the convertible notes, the note hedge and the warrant were entered into in conjunction with one another, they were each separately documented and each such document is separately exercisable, separately tradable and separately assignable. There is no setoff in bankruptcy between the convertible notes, the note hedge and the warrant.

As described above, the convertible notes were issued pursuant to the Indenture and carry with them various rights and terms that are specific to the convertible notes and are in no way contractually or otherwise linked to the rights and obligations related to the note hedge and warrant transactions. The convertible notes are held by various unrelated third party investors and the Company’s obligations to the note holders upon a conversion, or an event of default that results in the principal amount being immediately due and payable, may not be offset with any rights available to the Company from the note hedge.

The note hedge is a separate and legally distinct agreement between the Company and the ML Affiliate that in no way alters the rights of the third party convertible note investors. For all of the reasons discussed above, the note hedge is separately exercisable and legally distinct from the rights of the third party investors under the Indenture.

Similarly, the warrant is a separate and legally distinct agreement between the Company and the ML Affiliate. Under the warrant, the Company will be required to issue up to a predetermined number of shares of its common stock on November 15, 2012 upon notice of exercise by the counterparty. As described above, the exercise of the warrant is not dependent on, or related to, conversion of the convertible notes or exercise of the note hedge. Like the note hedge, the warrant is documented in separate confirmations that can be traded or assigned (with the consent of the counterparty) or otherwise exercised without regard to the convertible notes or the note hedge. The note hedge and warrant contain different terms with regard to valuation of securities, available exercise dates and protection from share volatility, all as noted above. As a result, depending on the price of the Company’s stock on conversion of the convertible notes and on exercise of the warrant, it is possible for the ML Affiliate to profit from the two share deliveries by satisfying its obligations under the note hedge at a lower stock price than the price at the time of exercise of the warrant.

Paragraph 3 – Paragraph 3 states that EITF 00-19 applies only to freestanding derivative financial instruments as defined in paragraph 2. As noted above, each of the note hedge and the warrant represent a freestanding derivative and therefore the guidance in EITF 00-19 applies. EITF 90-19 clarifies that the comment in EITF 00-19 that it does not “address the

George F. Ohsiek, Jr.

April 14, 2006

accounting for either the derivative component or the financial instrument when the derivative component is embedded in and not detachable from the financial instrument” does not negate the applicability of EITF 00-19 in analyzing an embedded feature under paragraph 12(c) as though it were a freestanding instrument. Consequently, EITF 00-19 is also applicable to the analysis of the accounting for the embedded conversion feature in the convertible notes.

Paragraph 7 – According to paragraph 7, if a contract provides the issuer with a choice of net cash settlement or settlement in shares, the Model assumes settlement in shares. As described above, each of the excess conversion value of the convertible notes, the note hedge and the warrant provides the Company, in all cases, with the economic option to settle in shares and therefore equity classification for the conversion feature of the convertible note, the note hedge and the warrant was determined to be appropriate (see further discussion in response to comment #2 below).

Paragraph 8 – Paragraph 8 reiterates the guidance in paragraph 7 and states that unless economic substance indicates otherwise, contracts that give the Company a choice of net cash settlement or settlement in its own shares should be classified as equity.

Footnote 1 – According to footnote 1 in paragraph 7, if a freestanding contract, issued together with another instrument, requires that the Company provide to the holder a fixed or guaranteed return such that the instruments are, in substance, debt, the Company should account for both instruments as liabilities, regardless of the settlement terms of the freestanding contract. Neither the note hedge nor the warrant requires the Company to provide the third party holders a fixed or guaranteed return as it relates to the potential value in the embedded conversion option.

In addition to footnote 1 of paragraph 7, we considered analogous guidance in Statement 133 Implementation Issue No. K1, Determining Whether Separate Transactions Should Be Viewed as a Unit (“DIG K1”), which is also the relevant guidance for determining whether freestanding instruments should be combined under Financial Accounting Standards Board (“FASB”) Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“Statement 150”). According to DIG K1 several indicators should be considered in the aggregate and, if present, should cause transactions to be viewed as a unit and not separately. One indicator is that the transactions were executed with the same counterparty. As discussed above, the note hedge and warrant transactions were entered into with separate counterparties from the convertible notes.

Another indicator is the lack of an apparent economic need or substantive business purpose for structuring the transactions separately that could not also have been accomplished in a single transaction. As discussed above, in order to attract investors, the Company needed to set the initial conversion premium in the convertible notes at a level that made conversion a realistic possibility during the term of the instrument (between 25% and 35%). With the recent performance of the Company’s common stock, such a range would make share dilution a very real possibility during the term of the instrument. As a result, the Company needed to structure the transactions separately in order to increase the conversion premium and substantially limit dilution to existing stockholders, while at the same time achieving a lower effective cash interest obligation as discussed above.

George F. Ohsiek, Jr.

April 14, 2006

Lastly, another factor is whether the freestanding instruments relate to the same risk. The underlying risks in the note hedge and the warrant differ for the reasons described above.

We also considered, by analogy, the guidance in Statement 133 Implementation Issue No. K3, Determination of Whether Combinations of Options with the Same Terms Must Be Viewed as Separate Option Contracts or as a Single Forward Contract, Example 3, which states that a freestanding option and an embedded nontransferable option that have the same terms and that are entered into contemporaneously with different counterparties at inception should be considered for accounting purposes as separate option contracts. This further supports the Company’s position that combining the embedded conversion option in the convertible notes with the note hedge was not in accordance with GAAP.

2.	Notwithstanding the preceding comment, please provide us your detailed separate analyses of how to account for each the embedded conversion feature in the notes, and the related note hedge and warrant transactions. It would be helpful if, in your analyses, you could walk us through your consideration of the guidance in SFAS 133, EITF 00-19, EITF 01-6 and EITF 05-4, as applicable. Also ensure you address in your response each of the pertinent features of the three instruments and how these features were considered in determining the proper accounting.

As discussed in our response to comment #1 above, the convertible notes, note hedge (a net settled purchased call on our equity securities), and warrant (a net settled written call on our equity securities) are three contracts that should be accounted for as three separate financial instruments. Our analysis of the accounting requirements for these three financial instruments under the relevant literature is discussed below. In performing those analyses, we considered the potential impact of contingent events without regard to the probability of their occurrence.

Convertible Notes – FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“Statement 133”), requires that embedded derivative instruments (such as the net-settled written call embedded in the convertible notes) be separated from the host contract and accounted for as derivative instruments (for which we would be required to recognize a liability at the date of purchase and then subsequently mark the liability to fair value with changes in fair value being recognized in income) if and only if three criteria in paragraph 12 of Statement 133 are met. The first two criteria – the embedded derivative is not clearly and closely related to the host contract and the contract in its entirety is not accounted for on a mark-to-fair-value basis – are met. However, as discussed in the following paragraphs, the third criterion is not met. Consequently, the Company is precluded from accounting for the embedded derivative as a separate derivative instrument and, pursuant to the guidance in EITF 90-19 has accounted for the convertible notes as a single debt instrument.

George F. Ohsiek, Jr.

April 14, 2006

Paragraph 12(c) of Statement 133 contains the third criterion that must be met to separately account for an embedded derivative. The paragraph 12(c) criterion is that “a separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6 – 11, be a derivative instrument subject to the requirements of this Statement.” Paragraph 11 of Statement 133 states, in part:

Notwithstanding the conditions of paragraphs 6 – 10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

a.	Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.

Indexed to Its Own Stock – EITF 01-6 provides interpretative guidance for the application of paragraph 11(a) of Statement 133. The EITF concluded in EITF 01-6 that:

… instruments within the scope of this Issue are considered indexed to a company’s own stock within the meaning of Issue 00-19 and paragraph 11(a) of Statement 133 for the issuer provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer, EBITDA of the issuer, net income of the issuer, or total equity of the issuer), and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.

Holders of our convertible notes may elect to convert5 the notes in only the following circumstances:

•	If the closing price of our common stock reaches a specified threshold;

•	If the trading price per $1,000 principal amount of notes for a specified period is less than 98% of the product of the closing price for our common stock for that period and the number of shares of common stock issuable upon conversion of $1,000 principal amount of notes;

[5]	As noted in our response to comment #1 above, in the event of conversion, holders of the convertible notes will receive an amount of cash equal to the lesser of (i) the face amount of the notes or (ii) the conversion value of the notes. If the conversion value exceeds the face amount of the notes, holders will also receive, in cash or common stock or a combination thereof, at our option, the excess conversion value.

George F. Ohsiek, Jr.

April 14, 2006

•	If specified distributions to holders of our common stock are made or specified corporate transactions occur, including a change in control of the Company or a termination of trading of the Company’s common stock; and

•	At any time after May 15, 2012 and through the business day preceding the maturity date.

These contingency provisions meet the conditions set forth in part (1) of the consensus to EITF 01-6 in that none are based on (a) an observable market, other than the market for the Company’s stock6, or (b) an observable index, other than those calculated or measured solely by reference to the Company’s own operations.

The Company will adjust the conversion rate for certain events including the issuance of dividends or stock rights, stock splits, and repurchases of common stock for amounts in excess of our common stock’s then current trading price. In addition, if a holder elects to convert its notes as the result of a change in control, the holder may be entitled to receive additional shares of common stock (or additional cash, at our option). The number of additional shares is driven by the price of the Company’s common stock at the time of the change in control event and the number of months until maturity of the convertible notes.

As the instrument’s settlement amount in the event that a contingent event occurs is based solely on the Company’s stock in all situations in which the holders of the convertible notes may elect to convert the notes, we concluded that the embedded derivative is indexed to the Company’s stock as required by paragraph 11(a) of Statement 133.

Classified in Stockholders’ Equity – EITF 00-19 provides the framework for determining whether a freestanding derivative financial instrument should be classified as part of stockholders’ equity. Paragraph 4 of EITF 00-19 provides that certain paragraphs within EITF 00-19 need not be considered when evaluating conventional convertible debt pursuant to

[6]	One of the contingencies, a “parity provision” is based on the relationship of the price of the convertible notes to the price of the Company’s stock. As indicated in the background discussion of EITF Agenda Topic 02-D, The Effect of Dual-Indexation Both to a Company's Own Stock and to Interest Rates and the Company's Credit Risk in Evaluating the Exception under Paragraph 11(a) of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, the decision by a holder of convertible debt whether to exercise the conversion option is based upon several factors in addition to the market price of the issuer’s stock, including the current and projected interest rate environment, credit ratings of the issuer, the ranking in liquidation of a bond as opposed to a common share, and general economic conditions, all of which impact the price of the bond. Despite those factors that may affect the holder’s decision of whether to exercise the conversion option, paragraph 61(k) of Statement 133 indicates that when an entity issues debt that is convertible into its own stock, the issuing entity qualifies for the exception in paragraph 11(a) because a separate option with the same terms would not be considered a derivative. As such, we did not believe that the parity provision resulted in the requirement to bifurcate the embedded equity conversion option on the basis of it not being “indexed to our common stock” as required in paragraph 11(a) of Statement 133.

George F. Ohsiek, Jr.

April 14, 2006

paragraphs 12(c) and 11(a) of Statement 133. However, the convertible notes are not conventional convertible debt instruments7 and therefore we considered all of the provisions of EITF 00-19 in determining whether the embedded derivative, if it were a freestanding derivative instrument, would be classified as part of stockholders’ equity.

Assuming (1) the criteria in paragraphs 12 -32 of EITF 00-19 are met and (2) the settlement alternatives have the same economic value, paragraphs 7 – 9 of EITF 00-19 require that derivative financial instruments that provide for net settlement in either shares or cash, at the option of the issuer, be classified by the issuer as part of stockholders’ equity. Other than in circumstances in which all common stockholders would be cash settled, the Company has the right to elect to settle the excess conversion value in either shares or cash. Other than the potential impact of the limit on the number of shares the Company must deliver, the share and cash settlement alternatives have the same economic value.8 Please see Attachment 1 for a table that lists the criteria contained in paragraphs 12 – 32 of EITF 00-19 and how the derivative embedded in the convertible notes meets those criteria.

Other Considerations – The holders of convertible notes have registration rights, which require the payment of additional interest (liquidated damages) in the event the Company fails to register the convertible notes and the common stock issuable upon conversion of the notes. The FASB and the EITF are currently addressing the issue of whether or not such a contingent payment obligation is a derivative instrument and what impact such a contingent payment obligation should have on the evaluation of an instrument under EITF 00-19.

If: 9

•	on February 21st, the shelf registration statement has not been filed with the SEC;

•	the shelf registration statement has not become effective within 210 days after the earliest date of original issuance of any notice;

•	the registration statement shall cease to be effective or fail to be usable without being succeeded within five business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or

•	the prospectus has been suspended as described in the preceding paragraph longer than the period permitted by such paragraph,

[7]	In making this determination, we considered the guidance in EITF Issue 05-2, The Meaning of “Conventional Convertible Debt Instrument” in Issue 00-19.
[8]	Paragraph 7 of EITF 00-19 does provide one exception to the requirement that the settlement alternative have the same economic value – “However, the Model still applies to contracts that have settlement alternatives with different economic values if the reason for the difference is a limit on the number of shares that must be delivered by the company pursuant to a net-share settlement alternative.”
[9]	Summarized from Section 2.4 of the Registrations Rights Agreement among the Company, Merrill Lynch and Wachovia, dated as of November 22, 2005, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on November 22, 2005 (the “Registration Rights Agreement”).

George F. Ohsiek, Jr.

April 14, 2006

then it is a “registration default,” and additional interest will accrue on the convertible notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Additional interest will be paid semi-annually in arrears, with the interest payment due on the first interest payment date following the date on which such additional interest begins to accrue, and will accrue at an additional rate per year equal to:

•	0.25% of the principal amount of the notes to and including the 90th day following such registration default; and

•	0.50% of the principal amount of the notes from and after the 91st day following such registration default.

In no event will additional interest accrue at a rate per year exceeding 0.50% of the issue price of the convertible notes. The Company will have no other liabilities for monetary damages with respect to any registration default. If a holder has converted some or all of its convertible notes into common stock, the holder will not be entitled to receive any additional interest with respect to such common stock or the principal amount of the convertible notes converted.

The maximum liquidated damages amount payable by the Company that would occur if the securities are never registered and the holders elect to wait to convert the convertible notes until immediately prior to the maturity of the convertible notes is approximately $5 million. In that situation, using the initial conversion rate of 19.9622 shares per convertible note, we calculated that the total fair value of the shares underlying the convertible notes was approximately $120 million at the issuance date of the convertible notes. As such, assuming the incurrence of the maximum expense associated with the liquidating damages clause outlined above, we concluded that the implied difference, at the issuance date, between the fair value of registered shares (based on the $120 million discussed above) and the fair value of unregistered shares (based on the $120 million discussed above along with the additional $5 million in liquidated damages) was a discount of clearly less than 5 percent, which we believe to be a reasonable discount between registered and unregistered shares underlying the embedded equity conversion option in the convertible notes. Using the same logic, we also believed this discount was a reasonable difference in the fair value of registered and unregistered convertible debt securities. As such, we concluded that the registration rights agreement did not “taint” the embedded equity conversion option for purposes of the assessment under paragraph 16 of EITF 00-19. In the situation in which the holders elect to wait to convert the convertible notes until immediately prior to the maturity of the convertible notes, the issuance of unregistered shares results in no additional liquidated damages or any adjustment in the number of shares issued.

George F. Ohsiek, Jr.

April 14, 2006

We view the contingently payable additional interest (the liquidated damages provision) to be a component of the host debt instrument that meets the definition of a derivative under Statement 133 and that is not clearly and closely related to the host debt contract as we believe only an underlying based on interest rate indexes, credit indexes, and inflation indexes can be considered clearly and closely related to a host debt contract. As such, we have determined to separately account for the registration rights agreement as a derivative that is bifurcated from the host contract. This bifurcation does not include the embedded equity conversion option (which as stated above is not considered to be “tainted”), but rather only the registration rights agreement itself. Based on our consideration of the probability weighted scenarios where pay-outs on the registration rights agreement would occur, we have concluded that the registration rights agreement has had a clearly deminimus initial and subsequent fair value. We will continually reassess the impact of the registration rights agreement on the analysis of the embedded equity conversion option under paragraph 16 of EITF 00-19 on a quarterly basis.

Note Hedge – The accounting analysis for the note hedge is similar to the analysis of the derivative embedded in the convertible note in that both analyses turn on the application of paragraph 11(a) of Statement 133. That paragraph provides the guidance for determining whether the note hedge should be accounted for as a derivative instrument (recognize an asset at the date of purchasing the note hedge and then subsequently mark the asset to fair value with changes in fair value being recognized in income) or as an equity instrument (recognize as a reduction of equity at the date of purchasing the note hedge with no subsequent accounting recognition for changes in the fair value of the note hedge). We concluded that Statement 150 was not applicable to the note hedge as the note hedge does not contain an obligation as set forth in paragraphs 9-12 of Statement 150.

As discussed earlier, paragraph 11(a) of Statement 133 precludes accounting for a contract as a derivative instrument if the contract is indexed to the issuer’s own stock and is classified in stockholders’ equity.

Indexed to its Own Stock – The note hedge is designed to mirror the Company’s obligation to deliver shares upon the conversion of the convertible notes. That is, if a holder converts a convertible note pursuant to one of the conversion events discussed earlier, the note hedge settlement is triggered and the ML Affiliate is obligated to deliver to the Company the number of shares of the Company’s common stock that the Company is obligated to deliver to the holder of the convertible notes (exclusive of shares deliverable by the Company by reason of any additional change of control premium related to the convertible notes or by reason of any election by the Company to unilaterally increase the conversion rate). The note hedge is net share settled except to the extent that the Company elects to settle all or a portion of the excess conversion value in cash. To the extent that the Company elects to settle all or a portion of the

George F. Ohsiek, Jr.

April 14, 2006

excess conversion value in cash, the note hedge is also settled in cash.10 If the number of shares required to be delivered to the Company would exceed 8.5 percent of all outstanding shares of the Company, the ML Affiliate may elect to stagger the delivery of the shares over no more than a 20 business day period. Delivery could also be delayed, by no more than 20 business days, if there is illiquidity in the market, but in no event does the delayed settlement impact the number of shares deliverable or otherwise require any interest obligation as a result of the delayed settlement. These contingency provisions meet the conditions set forth in part (1) of the consensus to EITF 01-6 in that none are based on (a) an observable market, other than the market for the Company’s stock11, or (b) an observable index, other than those calculated or measured solely by reference to the Company’s own operations.

The instrument’s settlement amount in the event that a contingent event occurs is based solely on the Company’s stock. There are no provisions in the note hedge that could require, upon an event that is not solely within the Company’s control, a settlement determined with respect to an amount that is not solely based on the Company’s common stock (i.e., there are no provisions for reimbursements of the counterparty’s hedging losses, settlement based on the fair value of the option versus the stock, etc. that could be required from an event outside the Company’s control). Accordingly, we concluded that the note hedge is indexed to the Company’s stock as required by paragraph 11(a) of Statement 133.

Classified in Stockholders’ Equity – As noted in the prior section on indexed to its own stock, the Company has the right to elect to settle the note hedge in either shares or cash and the share and cash settlement alternatives have the same economic value. Please see Attachment 2 for a table that lists the criteria contained in paragraphs 12 – 32 of EITF 00-19 and how the note hedge meets those criteria.

Accordingly, we concluded that the note hedge is not a derivative instrument for purposes of Statement 133 and that it should be classified as a part of equity.

Warrant – The accounting analysis for the warrant is also similar to the analysis of the derivative embedded in the convertible note and the note hedge in that the analysis turns on the application of paragraph 11(a) of Statement 133. That paragraph provides the guidance for determining whether the warrant should be accounted for as a derivative instrument (recognize a liability at the date of writing the warrant and then subsequently marking the liability to fair value with changes in fair value being recognized in income) or as an equity instrument (recognize as an

[10]	However, the Note Hedge Confirmation provides “If [The Pantry] would be obligated to receive cash from [ML Affiliate] pursuant to the terms of this Agreement for any reason without having the right (other than pursuant to this paragraph (2)) to elect to receive Shares in satisfaction of such payment obligation, then [The Pantry] may elect that [the ML Affiliate] deliver to [The Pantry] a number of Shares having a cash value equal to the amount of such payment obligation (such number of Shares to be delivered to be determined by the Calculation Agent acting in a commercially reasonable manner to determine the number of Shares that could be purchased over a reasonable period of time with the cash equivalent of such payment obligation).”
[11]	See footnote 6.

George F. Ohsiek, Jr.

April 14, 2006

increase in equity at the date of writing the warrant with no subsequent accounting recognition for changes in the fair value of the warrant). We concluded that Statement 150 was not applicable to the warrant as the warrant does not contain an obligation as set forth in paragraphs 9-12 of Statement 150.

As discussed earlier, paragraph 11(a) of Statement 133 precludes accounting for a contract as a derivative instrument if the contract is indexed to the issuer’s own stock and is classified in stockholders’ equity.

Indexed to its Own Stock – The warrant is a European style option exercisable November 15, 2012, and can be net settled in cash or shares at the option of the Company. The warrant may be exercised early only in the event of a merger of the Company, nationalization of the Company, insolvency or delisting of the Company, the occurrence of a force majeure event, the occurrence of a tax event or the occurrence of an event of default by the Company or the ML Affiliate. These contingency provisions meet the conditions set forth in part (1) of the consensus to EITF 01-6 in that none are based on (a) an observable market, other than the market for the Company’s stock, or (b) an observable index, other than those calculated or measured solely by reference to the Company’s own operations. The settlement amount may be adjusted in the event of early termination of the warrant. Any adjustment is driven by the Company’s stock price and the number of months until maturity of the warrants.12

In the event the Company elects a registered share settlement, the Company is required to pay a fee of $0.02 per share to the ML Affiliate and in the event that the ML Affiliate is unable to sell such registered shares without incurring material additional transaction costs, the Company is further required to pay in cash or shares an additional amount to the ML Affiliate equal to 2 percent of the exercise price. Since these provisions apply only in the event the Company elects a registered share settlement, and given that the Company has the ability to settle in unregistered shares (and such settlement alternative is not considered uneconomical), these provisions do not require analysis under EITF 01-6. In the event the Company delivers unregistered shares, the number of shares to be delivered to the ML Affiliate shall be adjusted based on the ML Affiliate’s commercially reasonable judgment of the market value of such shares, exclusive of the aforementioned additional requirements.

In summary, there are no provisions in the warrant agreement that could require, upon an event that is not solely within the Company’s control, a settlement determined with respect to an amount that is not solely based on the Company’s common stock (i.e., there are no provisions for reimbursements of the counterparty’s hedging losses, settlement based on the fair value of the option versus the stock, etc. that could be required from an event outside the Company’s control). As the instrument’s settlement amount is based solely on the Company’s stock, we concluded that the warrant is indexed to the Company’s stock as required by paragraph 11(a) of Statement 133.

[12]	See Schedule 1 to the Warrant Confirmation.

George F. Ohsiek, Jr.

April 14, 2006

Classified in Stockholders’ Equity – Other than in circumstances in which all common stockholders would be cash settled, the Company has the right to elect to settle the warrant in either shares or cash. Other than the potential impact of the limit on the number of shares the Company must deliver, the share and cash settlement alternatives have the same economic value.13 Please see Attachment 3 for a table that lists the criteria contained in paragraphs 12 – 32 of EITF 00-19 and how the warrant meets those criteria.

Accordingly, we concluded that the warrant is not a derivative instrument for purposes of Statement 133 and that it should be classified as a part of equity.

* * * * *

[13]	See footnote 8.

George F. Ohsiek, Jr.

April 14, 2006

As requested in your March 9, 2006 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me by phone (919) 774-6700, extension 5202) or email (dkelly@thepantry.com).

Sincerely,

/s/ Daniel J. Kelly
Daniel J. Kelly Vice President, Chief Financial Officer and Assistant Secretary

cc:	Carl N. Patterson
Jason L. Martinez

Attachment 1

Analysis of the Provisions of Paragraphs 12-32 of

EITF 00-19 to the Convertible Notes

Provisions of paragraphs 12-32 of EITF 00-19	Convertible Note
The contract permits the company to settle in unregistered shares.	The contract permits the Company to settle in unregistered shares. The Company entered into a Registration Rights Agreement with Merrill Lynch and Wachovia for the benefit of the third party investors in the convertible notes. If the Company fails to comply with its obligations to register the convertible notes and the shares of common stock issuable upon conversion thereof, the Company will be required to pay additional interest on the convertible notes. This requirement to pay additional interest is discussed in the response to SEC Comment #2 under “Other Considerations.”

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of common stock during the maximum period the contract could remain outstanding.	The Company has sufficient authorized and unissued shares. See Attachment 4.

The contract contains an explicit limit on the number shares to be delivered in a share settlement.	There is an explicit limit on the number of shares to be delivered in a share settlement and that explicit limit is adjusted only for standard antidilution events that similarly impact the outstanding common share base. See Sections 4.01(j) and 4.06(e) of the Indenture. That maximum amount is included in the computation in Attachment 4.

There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.	There is no such requirement.

Provisions of paragraphs 12-32 of EITF 00-19	Convertible Note
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).	If a holder elects to convert its notes as the result of a change in control, the holder may be entitled to an additional number of shares. That adjustment is driven the Company’s stock price and the number of months until maturity of the convertible notes and is subject to the explicit share cap referred to above. There are no cash settled “top-off” or “make-whole,” provisions.

The contract requires net cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	There are no contingent events outside the control of the Company that could require settlement in net cash, other than in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher that those of a shareholder of the stock underlying the contract.	There are no such provisions. The investor has no ranking as a creditor for the excess conversion value in the embedded equity conversion option.

There is no requirement in the contract to post collateral at any point for any reason.	There is no such requirement.

Attachment 2

Analysis of the Provisions of Paragraphs 12-32 of EITF 00-19 to the Note Hedge

Provisions of paragraphs 12-32 of EITF 00-19	Note Hedge
The contract permits the company to settle in unregistered shares.	Not applicable. The Company may only receive shares and is under no obligation to issue shares.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of common stock during the maximum period the contract could remain outstanding.	Not applicable. The Company may only receive shares and is under no obligation to issue shares.

The contract contains an explicit limit on the number shares to be delivered in a share settlement.	Not applicable. The Company may only receive shares and is under no obligation to issue shares.

There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.	There is no such requirement.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).	Not applicable. The Company may only receive shares and is under no obligation to issue shares.

The contract requires net cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	There are no contingent events outside the control of the Company that could require settlement in net cash, other than in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher that those of a shareholder of the stock underlying the contract.	Not applicable. The Company may only receive shares and is under no obligation to issue shares. Additionally, there are no set-off rights with the warrants.

There is no requirement in the contract to post collateral at any point for any reason.	There is no such requirement.

Attachment 3

Analysis of the Provisions of Paragraphs 12-32 of

EITF 00-19 to the Warrant

Provisions of paragraphs 12-32 of EITF 00-19	Warrant
The contract permits the company to settle in unregistered shares.	In the event the Company delivers unregistered shares, the number of shares to be delivered to the ML Affiliate shall be adjusted based on the ML Affiliate’s commercially reasonable judgment of the market value of such shares, exclusive of any additional adjustments. Unregistered share settlement is an economical settlement alternative.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of common stock during the maximum period the contract could remain outstanding.	The Company has sufficient authorized and unissued shares. See Attachment 4.

The contract contains an explicit limit on the number shares to be delivered in a share settlement.	There is an explicit limit on the number of shares to be delivered in a share settlement. That maximum amount is included in the computation in Attachment 4.

There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.	There is no such requirement.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).	Subject to the cap on shares to be delivered, there is a share settled adjustment that makes the ML Affiliate whole in the event the sales proceeds are less than the amount due. There are no cash settled “top-off” or “make-whole,” provisions.

The contract requires net cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	There are no contingent events outside the control of the Company that could require settlement in net cash, other than in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher that those of a shareholder of the stock underlying the contract.	There are no such provisions. Additionally, there are no set-off rights with the note hedge.

There is no requirement in the contract to post collateral at any point for any reason.	There is no such requirement.

Attachment 4

Comparison of Authorized and Unissued Shares to the Maximum

Number of Shares that Could be Required to be Delivered13

On the settlement date, we evaluated whether a sufficient number of authorized and unissued shares existed to insure that share settlement under each of the instruments was within our control and determined that there were sufficient shares available. Our analysis did not consider the note hedge due to the fact that the Company may only receive shares under the note hedge and is under no obligation to issue shares. We plan to continue to evaluate whether a sufficient number of shares exist on a quarterly basis.

Shares Authorized by Charter	Shares Outstanding	Shares Reserved for Stock Options	Shares Necessary for Issuance on Conversion of Convertible Notes[14] and Exercise of Warrant	Shares Necessary for Issuance as Additional Change of Control Shares under Indenture
50.0 million	Approximately 22.4 million	Approximately 3.9 million	Approximately 7.5 million	Approximately 900,000

Analysis of Authorized and Unissued Shares

Shares Authorized by Charter – Shares Outstanding – Shares Reserved for Stock Options = Authorized and Unissued Shares

50.0 million – 22.4 million – 3.9 million = 23.7 million

Analysis of Shares Required to be Delivered Pursuant to Convertible Note Transaction

Shares Required to be Delivered on Conversion of Convertible Notes and Exercise of Warrant + Shares Required to be Delivered as Additional Change of Control Shares = Shares Required to be Delivered Pursuant to Convertible Note Transaction

7.5 million + 900,000 = 8.4 million

23.7 million > 8.4 million

[13]	This analysis includes the potential impact from all other outstanding equity share or equity share-based derivatives. There are no such arrangements that could result in an infinite or undeterminable share settlement (i.e., there are no other such arrangements without explicit share caps).
[14]	Assumes for each $1,000 in principal amount at maturity of convertible notes a maximum of 25.4517 shares of Company common stock could be received upon conversion (as set forth in Section 4.01 of the Indenture).